Exhibit (l)

August 13, 2012

Premier Multi-Series VIT

1633 Broadway

New York, NY 10019

Re: Subscription for Shares

Ladies and Gentlemen:

Allianz Asset Management of America L.P. (“Allianz Asset Management of America”), in consideration of the formation of Premier Multi-Series VIT (the “Trust”) and its initial series, the NFJ Dividend Value Portfolio (the “Portfolio”), hereby subscribes for 10,000 shares of beneficial interest of the Portfolio (the “Shares”), par value $0.00001 per Share, and agrees to pay an aggregate of $100,000 for the Shares ($10.00 per share).

This subscription will be payable and the Shares subscribed for in this letter will be issued prior to the effective date of the registration of the Shares under the Securities Act of 1933, as amended (the “Act”). The payment of this subscription will be in cash and may be made in such increments and in such classes of shares of the Portfolio as Allianz Asset Management of America deems appropriate.

In connection with your sale to us today of the Shares, we understand that: (i) the Shares have not yet been registered under the Securities Act of 1933, as amended; (ii) your sale of the Shares to us is in reliance on the sale’s being exempt under Section 4(2) of the Act as not involving any public offering; (iii) in part, your reliance on such exemption is predicated on our representation, which we hereby confirm, that we are acquiring the Shares for investment and for our own account as the sole beneficial owner hereof, and not with a view to or in connection with any resale or distribution of any or all of the Shares or of any interest therein or with the current intention to redeem the Shares; (iv) this letter and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of Allianz Asset Management of America; (v) the Trust’s Agreement and Declaration of Trust, including any amendments or restatements thereto, is on file with the Secretary of The Commonwealth of Massachusetts; and (vi) this letter is executed on behalf of the Trust by an officer of the Trust as an officer and not individually, and the obligations imposed upon the Trust by this letter are not binding upon any of the Trust’s Trustees, as officers or shareholders individually but are binding only upon the assets and property of the Trust. We hereby agree that we will not sell, assign or transfer the Shares or any interest therein except upon repurchase or redemption by the Portfolio unless and until the Shares have been registered under the Securities Act of 1933, as amended, or you have received an opinion of your counsel indicating to your satisfaction that such sale, assignment or transfer will not violate the provisions of the Securities Act of 1933, as amended, or any rules and regulations promulgated thereunder.

This letter is intended to take effect as an instrument under seal and shall be construed under the laws of the Commonwealth of Massachusetts.

Please indicate your agreement and acceptance of this subscription by signing below.

ALLIANZ ASSET MANAGEMENT OF AMERICA L.P.

By:	/s/ Michael J. Puntoriero
Name:	Michael J. Puntoriero
Title:	Chief Financial Officer

Accepted and Agreed to on August 13, 2012

PREMIER MULTI-SERIES VIT on behalf of the NFJ Dividend Value Portfolio

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	President

[Signature Page to Subscription Agreement]